UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-38857

Bit Origin Ltd

(Translation of registrant’s name into English)

375 Park Ave, Fl 1502

New York NY 10152

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Hosting Agreement

On June 6, 2022, SonicHash LLC, a subsidiary of Bit Origin Ltd (the “Company”), entered into a hosting agreement (the “Hosting Agreement”) with a hosting service provide (the “Hosting Partner”), pursuant to which SonicHash LLC will deliver Bitcoin mining equipment to the Hosting Partner’s facilities in the State of Indiana and the Hosting Partner will install the mining equipment and provide electricity, internet and other maintenance services to maintain the operation of the mining equipment. The Hosting Agreement is for a term of one year and and can be renewed with a four months’ advance notice to the Hosting Partner. If either party has material breach of the Hosting Agreement and fails to cure with 30 days after such breach, the non-breaching party can terminate the Hosting Agreement. In addition, SonicHash LLC can terminate the Hosting Agreement if the Hosting Partner fails to furnish the services during any two-month period or for 7 consecutive days excluding downtime caused by scheduled maintenance, demand response curtailment and/or force majeure. The service fee is calculated by: (Electrical Meter Reading + Electrical Meter Reading * 3% Electrical Power Loss) * Electricity Rate ($0.060/kW). SonicHash LLC has paid a deposit in the amount of $404,914  and such deposit will be returned to SonicHash LLC within 30 days upon termination of the hosting agreement.

The foregoing reference of the Hosting Agreement is qualified in the entirety by reference to the complete text of the Hosting Agreement, which is filed as Exhibit 10.1 to this report on Form 6-K and is incorporated by reference herein.

Employment Agreement

Lucas Wang, Chief Executive Officer and Chairman of the Board

On May 31, 2022, the Company entered into an employment agreement with Lucas Wang, the Chief Executive Officer and Chairman of the Board of the Company. The employment agreement is for a term from April 27, 2022 to April 26, 2025, with an annual compensation of $240,000, bonus as determined by the Board of Directors, and equity awards of a total of 1,896,066 ordinary shares, vesting over the terms of the employment agreement. The employment agreement can be terminated by the Company for cause or by the executve for good reason.

On June 9, 2022, pursuant to the employment, the Company issued 632,022 restrcited ordianty shares of the Company to Lucas Wang.

The foregoing reference of the employment agreement with Lucas Wang is qualified in the entirety by reference to the complete text of the employment agreement, which is filed as Exhibit 10.2 to this report on Form 6-K and is incorporated by reference herein.

Jiaming Li, President

On May 31, 2022, the Company entered into an amendment to the employment agreement with Jiaming Li, the President of the Company, dated December 1, 2021. Pursuant to the employment agreement and the amendment, the employment is effective from December 6, 2021 to November 30, 2024, with an annual compensation of $240,000, bonus as determined by the Board of Directors, and equity awards of a total of 1,422,049 ordinary shares, vesting over the terms of the employment agreement. The employment agreement can be terminated by the Company for cause or by the executve for good reason.

On June 9, 2022, pursuant to the employment, the Company issued 474,016 restrcited ordianty shares of the Company to Jiaming Li.

The foregoing reference of the amendment to the employment agreement with Jiaming Li is qualified in the entirety by reference to the complete text of the employment agreement, which is filed as Exhibit 10.3 to this report on Form 6-K and is incorporated by reference herein.

Xia Wang, Chief Financial Officer

On June 10, 2022, the Company entered into an employment agreement Xia Wang, the Chief Financial Officer of the Company. The employment agreement is for a term onf one year, with an annual compensation of $80,000. The employment agreement can be terminated by the Company for cause or by the executve for good reason.

The foregoing reference of the employment agreement with Xia Wang is qualified in the entirety by reference to the complete text of the employment agreement, which is filed as Exhibit 10.4 to this report on Form 6-K and is incorporated by reference herein.

Press Release

Attached as Exhibit 99.1 is the registrant’s press release of May 5, 2022, entitled, “Bit Origin Ltd Announces New Alliance to Secure 6.1 Megawatt Cryptocurrency Mining Capacity and Initial Deployment of 868 miners in Georgia, U.S.”

Attached as Exhibit 99.2 is the registrant’s press release of May 6, 2022, entitled, “Bit Origin Ltd to Participate in the Upcoming Sidoti & Co. May Micro Cap Virtual Investor Conference.”

Exhibit Index

Exhibit No.	Description
10.1	Hosting Agreement, dated June 6, 2022
10.2	Employment agreement between the Company and Lucas Wang, dated May 31, 2022
10.3	Amendment to the employment agreement between the Company and Jiaming Li, dated May 31, 2022
10.4	Employment agreement between the Company and Xia Wang, dated June 10, 2022
99.1	Press Release - Bit Origin Limited Intends to Lease 1,000 Mining Spots with Three Megawatts of Mining Power, dated June 6, 2022
99.2	Press Release - Bit Origin Limited to Add 1,000 Mining Spots with Three Megawatts of Mining Power, dated June 8, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2022	BIT ORIGIN LTD

	By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board